Exhibit 99.2

Exhibit 99.2Performance for Quarter ended March 31, 2017

Jatin Dalal

Chief Financial Officer

April 25, 2017

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Financial Summary for the Year Ended

March 31, 2017 (IFRS)

Wipro Limited

FY17 ( crores) YoY Growth

Gross Revenues 55,040 7.4%

Results from Operating Activities

9,388 -3.1%

(EBIT)

IT Services Segment revenue in constant currency grew 7.0% YoY.

Cash generation was strong with operating cash flow at 109% of Net Income.

Gross Cash position was 34,474 crores or $ 5.3 Billion.

The Board of Directors recommends issue of bonus shares in the ratio of 1:1

The Board of Directors will consider a proposal for buyback of equity shares around July 2017

Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Investments – Current.

For detailed reconciliations, please refer slide 11 in appendix

1 crores=10 million

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Financial Summary for the Quarter Ended

March 31, 2017 (IFRS)

Wipro Limited

Q4’17 ( crores) QoQ Growth

Gross Revenues 13,988 2.2%

Results from Operating Activities

2,483 6.9%

(EBIT)

IT Services Segment revenue in constant currency grew 1.7% QoQ in line with guidance.

In a quarter with volatile currency, IT Services Segment revenue on reported USD basis grew 2.7%.

IT Services Margin for the quarter was at 18.3%, flat as compared to Q3.

Our hedge book, as on March 31, 2017 stood at $2.5 Billion.

Digital Eco-system, which was 17.5% of IT Services revenues in Q1 has grown to 22.1% of IT Services revenues in Q-4.

Margins for the quarter and year ended March 31, 2017 have been computed by dividing the segment results by an aggregate of S egment Revenue and Other Operating

Income.

1crore= 10million

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Highlights for the quarter

Net Addition to Employee count was 1,305.

Gross Utilization at record high, has increased 150 sequentially basis points to 73.1%.

Quarterly Annualized Attrition has reduced to 14.8% from 15.4% in Q3.

Revenues from Fixed Price Projects grew from 57.7% in Q3 to 58.3% in Q4

The number of customers in >75, >50, >20 buckets all increased by one each sequentially.

For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 11 Segment Profit refers to Segment Results 1 crores= 10 million

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IT Services—Revenue Dynamics for Quarter Ended March 31, 2017

Business units

1. Manufacturing and Technology grew 5.3% QoQ on a reported currency basis.

2. Finance Solutions grew 4.4% QoQ on a reported currency basis.

Geographies

1. Europe grew 6.4% QoQ on a reported currency basis.

2. America grew 1.4% QoQ on a reported currency basis.

Service Lines

1. Application Services grew 5.5% sequentially on a reported currency basis.

2. Global Infrastructure Services grew 2.4% sequentially on a reported currency basis.

The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography. We have re -classified some portions of work amongst Service lines effective April 1, 2016 and therefore the growth rates (YoY) may not be comparabl e.

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Looking ahead

Looking ahead for the quarter ending June 30, 2017

Jul May

Aug We expect the Revenue from our Apr Sep IT Services business to be in the range of

2017-18 $ 1,915 million to $ 1,955 million*.

Oct

Feb

Jan Dec Jun Nov Mar

* Guidance is based on the following exchange rates: GBP/USD at 1.24, Euro/USD at 1.08, AUD/USD at 0.78, USD/INR at 66.26 and USD/CAD at 1.33.

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Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter

ended March 31, 2017

Particulars Q4’17 Q3’17 Q4’16

Revenue Composition

Communications 6.9% 7.4% 7.7%

Finance Solutions 26.0% 25.5% 25.4%

Manufacturing & Technology 22.8% 22.3% 23.2%

Healthcare, Life Sciences & Services 15.4% 16.0% 13.3%

Consumer 15.8% 15.8% 16.4%

Energy, Natural Resources & Utilities 13.1% 13.0% 14.0%

Geography Composition

Americas 54.9% 55.5% 52.5%

Europe 24.4% 23.6% 25.6%

India & Middle East Business 9.9% 10.0% 11.0%

APAC & Other Emerging Markets 10.8% 10.9% 10.9%

People related

Employee Count 165,481 164,176 156,831

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Thank You

Jatin Dalal

Chief Financial Officer Jatin.Dalal@wipro.com

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Appendix

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Reconciliation of Selected GAAP measures to Non-GAAP measures

Reconciliation of Gross Cash

WIPRO LIMITED AND SUBSIDIARIES (Amounts in ₹ crores)

As of    March 31, 2017

Computation of Gross cash position

Cash and cash equivalents                5,271 Investments—Current 29,203

Total 34,474

Reconciliation of Free Cash Flow

WIPRO LIMITED AND SUBSIDIARIES (Amounts in ₹ crores)

Three months ended    March 31, 2017

Profit for the period    [A]                2,261

Computation of Free cash flow

Net cash generated from operating activities 2,559

Add/(deduct) cash inflow/(outflow) on :

Purchase of Property, plant and equipment (415)

Proceeds from sale of Property, plant and 38 equipment

Free cash flow [B] 2,182 Free cash flow as a percentage of Net income [B/A] 96%

Reconciliation of Non-GAAP constant currency Revenue

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three months ended March 31, 2017 Three months ended March 31, 2017

IT Services Revenue as per IFRS $1,954.6 IT Services Revenue as per IFRS $1,954.6

Effect of Foreign currency exchange movement $ (19.3) Effect of Foreign currency exchange movement    $ 25.2 Non-GAAP Constant Currency IT Services Revenue Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,935.3 based on exchange rates of comparable period in $1,979.8    previous year

11 1 crores=10 million

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Reconciliation of Selected GAAP measures to Non-GAAP measures

Reconciliation of Gross Cash

WIPRO LIMITED AND SUBSIDIARIES (Amounts in ₹ crores)

As of    March 31, 2017

Computation of Gross cash position

Cash and cash equivalents                5,271 Investments—Current 29,203

Total 34,474

Reconciliation of Free Cash Flow

WIPRO LIMITED AND SUBSIDIARIES (Amounts in ₹ crores)

For the year ended    March 31, 2017

Profit for the period    [A]                8,490

Computation of Free cash flow

Net cash generated from operating activities 9,277

Add/(deduct) cash inflow/(outflow) on :

Purchase of Property, plant and equipment                (2,085)

Proceeds from sale of Property, plant and 121 equipment

Free cash flow [B] 7,313 Free cash flow as a percentage of Net income [B/A] 86%

Reconciliation of Non-GAAP constant currency Revenue

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Year ended March 31, 2017

IT Services Revenue as per IFRS $7,704.5

Effect of Foreign currency exchange movement $ 155.3

Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates $ 7,859.8

12 1 crores=10 million

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